DLA Piper Rudnick Gray Cary US LLP 4700 Six Forks Road, Suite 200 Raleigh, North Carolina 27609-5244 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

ROBERT H. BERGDOLT robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

January 9, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Elaine Wolff, Esq., Legal Branch Chief, Mail Stop 4561
Charito A. Mittelman, Esq., Mail Stop 4561

	Re:	KBS Real Estate Investment Trust, Inc. Registration Statement on Form S-11/A-4 Filed December 12, 2005 Registration No. 333-126087

(Confidential, For Use of the Commission Only)

Ladies and Gentlemen:

Thank you for your letter dated December 28, 2005. We appreciate your reviewing our filing. Set forth below is your comment and our proposed response.

Form S-11

Prior Performance Summary, beginning on page 96

1.	We note the last sentence of your response to previous comment 2 that Account 5/95 had not yet achieved the stipulated return to investors and what appears to be related disclosure in the third paragraph on page 99 regarding a less than expected return on the investment. Please expand the disclosure on page 99 to identify the funds referenced in that third paragraph and to quantify the expected rate(s) of return and the actual rate(s) of return.

Response: Although Commingled Account 5/95 had not achieved the stipulated return to investors as of December 31, 2004, which is the date of the information provided in Table II of the prior performance tables, Commingled Account 5/95

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Securities and Exchange Commission

January 9, 2006

has now achieved the stipulated return for the investors and paid incentive fees. Commingled Account 5/95 was not affected by the economic conditions discussed on page 99 of Amendment No. 4. The funds affected by these economic conditions are all in their operating stage. We have revised the registration statement to provide additional disclosure with respect to the incentive fees payable by the funds, to identify the funds affected by the economic conditions discussed on page 99 and to discuss the effect of these economic conditions on the funds.

Very truly yours,

/s/ ROBERT H. BERGDOLT
Robert H. Bergdolt

cc:	Charles J. Schreiber, Jr., Chief Executive Officer
KBS Real Estate Investment Trust, Inc.